UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934

For the fiscal year ended December 31, 2004

or

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the transition period from ____________ to ____________
Commission File No. 333-67466

A. Full title of the Plan:

Willis North America Inc. Financial Security Partnership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WILLIS NORTH AMERICA INC.

Attn: Mary E. Caiazzo
7 Hanover Square
New York, NY 10004-2594
(212) 344-8888

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4-8
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2004	9-19
Ex-23 Consent of Deloitte & Touche LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS NORTH AMERICA INC. FINANCIAL SECURITY PARTNERSHIP PLAN
By:	/s/ Dan Rowland
Dan Rowland
Director of Compensation and Benefits, Willis North America Inc.

Dated: June 24, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Benefits Committee
Willis North America Inc.
Nashville, Tennessee

We have audited the accompanying statements of net assets available for benefits of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Nashville, Tennessee
June 24, 2005

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
INVESTMENTS—At fair value	$196,161,643	$171,742,323

INVESTMENT—At contract value	57,175,972	57,434,527

PARTICIPANT LOANS RECEIVABLE	4,048,075	3,656,572

CONTRIBUTIONS RECEIVABLE	485,827	755,672

CASH	28,556	10,455

Total assets	257,900,073	233,599,549

LIABILITIES:

EXCESS CONTRIBUTIONS PAYABLE (Note 7)	—	(4,414,932)

Total liabilities	—	(4,414,932)

NET ASSETS AVAILABLE FOR BENEFITS	$257,900,073	$229,184,617

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS:
Investment income:
Dividends	$2,898,518
Interest	1,540,546
Interest from participant loans	233,204
Net realized and unrealized appreciation in fair value of investments	20,011,418

Total investment gain	24,683,686

Contributions:
Contributions from participants	23,156,514
Contributions from employer—net of forfeitures	1,882,059

Total contributions	25,038,573

TOTAL ADDITIONS TO NET ASSETS	49,722,259

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(20,965,406)
Fees paid by participants	(41,397)

TOTAL DEDUCTIONS FROM NET ASSETS	(21,006,803)

NET INCREASE	28,715,456

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	229,184,617

End of year	$257,900,073

See notes to financial statements.

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

1.	DESCRIPTION OF THE PLAN

The following description of the Willis North America Inc. Financial Security Partnership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Limited, and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions—Full-time and part-time employees of the Company are eligible to participate in the Plan after thirty days of service. Participants may contribute between 1% and 99% of their eligible compensation as a pre-tax contribution, subject to Internal Revenue Service (“IRS”) limits. After participants have completed one year of service, Employer’s contributions are made on a full matching basis up to 3% of the employee’s annual eligible compensation. The Employer’s matching contributions are limited to $3,000. Effective for the 2004 calendar year only, the Employer’s matching contribution shall not be made for a participant whose annual compensation exceeds $100,000. Annual compensation shall mean the participant’s base pay plus commissions, production incentives and Annual Incentive Plan bonuses received during the 2004 calendar year. Temporary employees are eligible for Employer matching contributions upon completion of 1,000 hours of service in their first year of employment or any Plan year following their first year of employment. All Employer matching deposits were invested solely in the Willis Stock Fund and credited to the Stock-Based Company Matching Deposit Account through October 31, 2004. Effective November 1, 2004, the Employer’s matching contributions are participant directed.

Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.

At December 31, 2004, participant and Employer matching contributions may be invested in any combination of the following:

MetLife Guaranteed Fixed Income Fund
MetLife Stock Market Index Guarantee Account
Harris Associates—Oakmark Fund
Loomis Sayles Small Cap Value Fund
Templeton Foreign Fund
Harris Associates—Oakmark Select Fund
Janus Fund
Baron Asset Fund
Baron Growth Fund
PIMCO Total Return Fund
PIMCO High Yield Bond Fund
Willis Stock Fund

In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The MetLife Guaranteed Fixed Income Fund is invested in group annuity insurance contracts (“GAIC”) with Metropolitan Life Insurance Company (“MLIC”).

Payment of Benefits—Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts and are made in cash or, if a participant elects, in the form of Company common shares. For the plan year ended December 31, 2004, $211,586 was distributed in the form of Company common shares. Benefit payments requested but not yet paid totaled $269,600 and $0 at December 31, 2004 and 2003, respectively.

Vesting—A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after two years of service. Employer contributions and earnings thereon fully vest after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies or becomes disabled, whichever occurs first.

Participant Loans—Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.5%, which are commensurate with prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Forfeitures—Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $599,918 and $258,549 at December 31, 2004 and 2003, respectively.

Plan Termination—Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon termination of the Plan, partial termination or complete discontinuance of the Employer’s contributions to the Plan, the balance in each participant’s or retired participant’s account becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his/her account in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Valuation of Investments—The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the plan year. The investment in GAICs is reflected in the accompanying financial statements at the contract value reported to the Plan by MLIC at December 31, 2004 and 2003, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits—Benefits are recorded when paid.

3.	INVESTMENTS

Amounts invested in the GAICs are commingled with the other investments of the general accounts of the MLIC. Interest is allocated based upon a contractual arrangement and is credited monthly. The crediting rate and average yield was 3.0% and 2.7% at December 31, 2004 and 2003, respectively.

Individual investments which represent greater than 5% of the Plan’s net assets are as follows:

	As of December 31, 2004:
	MetLife Guaranteed Fixed Income Fund	$57,175,972
	MetLife Stock Market Index Guarantee Account	45,645,802
	Loomis Sayles Small Cap Value Fund	15,014,188
	Harris Associates—Oakmark Fund	25,376,728
	Harris Associates—Oakmark Select Fund	13,032,016
*	Willis Stock Fund	33,253,597

	As of December 31, 2003:
	MetLife Guaranteed Fixed Income Fund	$57,434,527
	MetLife Stock Market Index Guarantee Account	45,475,649
	Harris Associates—Oakmark Fund	23,539,531
*	Willis Stock Fund	27,656,746

*	Includes nonparticipant directed amounts of $0 and $12,656,097 at December 31, 2004 and 2003, respectively.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $20,011,418 as follows:

Mutual funds	$15,627,338
Common stock	4,343,305
Corporate bonds	5,510
U.S. government securities	35,265

$20,011,418

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets as of December 31, 2004 and 2003 and the significant components of the changes in net assets for the year ended December 31, 2004 relating to the nonparticipant-directed investments is as follows:

	2004	2003
Net assets—
INVESTMENTS—At fair value	$—	$12,656,097

Changes in net assets:
Contributions from Employer—net of forfeitures	$1,882,059
Net realized and unrealized appreciation in fair value of investments	743,426
Benefits paid to participants	(580,822)
Fees paid by participants	(3,367)
Transfers to participant-directed investments	(14,697,393)

	$(12,656,097)

5.	INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated October 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Transactions with parties-in-interest include contributions from the Company and various funds managed by MLIC, the trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. The Company paid no such expenses in 2004.

7.	VOLUNTARY CORRECTION PROGRAM

On March 29, 2004, the Company received a compliance statement from the IRS under the Voluntary Correction Program (“VCP”). The compliance statement was obtained with respect to an operational oversight regarding the Plan years 1992 through 1999, whereby benefits from the Plan and Willis North America Inc. Pension Plan exceeded the combined plans’ limits under Internal Revenue Code Section 415(e). Consistent with common practice, compliance testing was performed during this period; however, the additional level of testing required by IRC 415(e) was not performed for all employees from 1992 through 1999. IRC 415(e) has since been repealed; therefore, the same failures cannot reoccur.

As a result of the operational oversight, the Plan reimbursed participants in the amount of $4,451,268 in 2004. In addition, the Plan transferred $1,478,083 of 1992-1999 Employer contributions from participants’ accounts to a forfeitures account in 2004. These forfeitures will be used to offset future Employer contributions. The forfeitures account balance at December 31, 2004 was $1,044,216.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the benefits paid to participants in the financial statements to the Form 5500 for the year ended December 31, 2004:

Benefits paid to participants per the financial statements	$20,965,406
Excess contributions refunded to participants	4,451,268

Benefits paid to participants per the Form 5500	$25,416,674

The following is a reconciliation of the net assets available for benefits in the financial statements to the Form 5500 as of December 31, 2003:

Net assets available for benefits per the financial statements at beginning of year	$229,184,617
Excess contributions payable	4,414,932
Other liabilities	(10)

Net assets available for benefits per the Form 5500	$233,599,539

*****

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of issue, borrower, lessor or	Description of investment including	Cost**	Current value
	similar party	maturity date, rate of interest, collateral,
		par, or maturity value
*	METLIFE GUARANTEED FIXED INCOME FUND	Group Annuity Insurance Contracts		$57,175,972
	SCHWAB MONEY MARKET FUND	Money Market		2,357,332
*	WILLIS STOCK FUND	Mutual Funds		33,253,597
	BARON ASSET FUND	Mutual Funds		5,845,302
	BARON GROWTH FUND	Mutual Funds		8,126,025
	FRANKLIN TEMPLETON FOREIGN FUND	Mutual Funds		8,935,247
	PIMCO HIGH YIELD BOND FUND	Mutual Funds		3,210,185
	PIMCO TOTAL RETURN FUND	Mutual Funds		11,736,273
*	METLIFE STOCK MARKET INDEX GUARANTEE ACCOUNT	Mutual Funds		45,645,802
	JANUS FUND	Mutual Funds		11,296,049
	LOOMIS SAYLES SMALL CAP VALUE FUND	Mutual Funds		15,014,188
	HARRIS ASSOCIATES- OAKMARK FUND	Mutual Funds		25,376,728
	HARRIS ASSOCIATES- OAKMARK SELECT FUND	Mutual Funds		13,032,016
	ABERDEEN ASIA PAC INCOME	Mutual Funds		34,865
	AIM AGGRESSIVE GROWTH FD CL A	Mutual Funds		22,648
	AIM BASIC VALUE FUND CL A	Mutual Funds		23,540
	AIM CONSTELLATION FUND	Mutual Funds		16,729
	AIM LARGE CAP BASIC VALUE CL I	Mutual Funds		10,346
	AIM TECHNOLOGY FUND	Mutual Funds		12,919
	AIM TOTAL RETURN FUND	Mutual Funds		16,930
	AIM WEINGARTEN FUND CL A	Mutual Funds		11,687
	ALLIANCEBER SMALL CP VALUE CL A	Mutual Funds		32,971
	ALPINE REALTY INCOME & GROWTH FD Y	Mutual Funds		10,019
	ALPINE US REAL ESTATE EQUITY CL Y	Mutual Funds		10,033
	AMCENT: BENHAM INTERNATIONAL BOND	Mutual Funds		85,453
	AMER AADVANTAGE INTL EQ PLANAHEAD	Mutual Funds		29,012
	AMERICAN CENTURY GOVERNMENT BOND	Mutual Funds		37,253
	AMERICAN CENTURY INTL GROWTH INV	Mutual Funds		10,528
	AMERICAN CENTURY SMALL CAP VALUE FD	Mutual Funds		8,581
	AMERICAN INVESTMENT CO OF AMERICA	Mutual Funds		1,172
	AMERICAN LAND LEASE INC	Mutual Funds		11,847
	ARTISAN INTERNATIONAL FUND	Mutual Funds		4,556
	ARTISAN INTERNATIONAL VALUE FUND	Mutual Funds		24,197
	ARTISAN MIDCAP VALUE FUND	Mutual Funds		34,177
	BARON ASSET FUND	Mutual Funds		31,869
	BUFFALO MID CAP FUND	Mutual Funds		10,684
	CALAMOS GROWTH & INCOME FUND CL A	Mutual Funds		27,433
	CALAMOS GROWTH FD CL A	Mutual Funds		76,016
	CALIFORNIA NASDAQ-100 INDEX FD	Mutual Funds		679
	CGM REALTY FUND	Mutual Funds		2,861
	CHASE GROWTH FUND	Mutual Funds		3,377
	CLIPPER FUND	Mutual Funds		4,383
	COLUMBIA REAL ESTATE EQUITY FD CL Z	Mutual Funds		42,521
	COMMERCIAL NET LEASE RLTY INC	Mutual Funds		14,832
	COMMUNICATIONS FOCUS FUND	Mutual Funds		2,068
	CONSTELLATION TIP HEALTH BIOTECH II	Mutual Funds		10,878
	CREDIT SUISSE GLOBAL POST-VENTURE	Mutual Funds		14,678
	DAVIS NEW YORK VENTURE FUND CLASS A	Mutual Funds		92,498
	DEVL DIVERSIFIED RLTY	Mutual Funds		6,877
	DFA FIVE-YEAR GLOBALFIXED INC PORT	Mutual Funds		21,527
	DFA REAL-ESTATE SECURITIES PORTFOLIO	Mutual Funds		35,883
	DFA TWO-YEAR GLOBAL FIXED-INCOME	Mutual Funds		15,961
	DFA U S LARGE CAP VALUE PORTFOLIO	Mutual Funds		30,702
	DFA U S LARGE COMPANY PORTFOLIO	Mutual Funds		17,324
	DFA US MICRO CAP PORT	Mutual Funds		6,765
	DFA US SMALL CAP VALUEPORT	Mutual Funds		23,616
	DODGE & COX BALANCED FUND	Mutual Funds		1,483
	DODGE & COX INCOME FUND	Mutual Funds		14,535
	DODGE & COX STOCK FUND	Mutual Funds		19,348
	DREYFUS SMALL CO VALUE FD	Mutual Funds		37,405
	EATON VANCE WORLDWIDE HEALTH SCIENCE	Mutual Funds		29,320
	EVERGREEN HEALTH CARE FUND CL A	Mutual Funds		31,280
	EXCELSIOR VAL & RESTRUCT. FD	Mutual Funds		28,108
	FBR GAS UTILITY INDEX FUND	Mutual Funds		10,072
	FBR SMALL CAP FINANCIAL FUND	Mutual Funds		64,335
	FEDERATED INCOME TRUST INSTITUTIONAL	Mutual Funds		2,643
	FEDERATED SHORT-TERM INCOME FD INSTL	Mutual Funds		4,687
	FEDERATED US GOVT SECS 2-5 INSTL	Mutual Funds		14,990
	FIDELITY FUND	Mutual Funds		7,194
	FIDELITY GROWTH COMPANY NAV	Mutual Funds		30,611
	FIDELITY OVERSEAS FUND	Mutual Funds		16,535
	FIDELITY SELECT DEVELOPING COMM	Mutual Funds		1,069

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including	Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
FIDELITY SELECT ELECTRS PORTFOLIO	Mutual Funds		$10,690
FIDELITY SELECT HEALTH CARE	Mutual Funds		5,834
FIDELITY SELECT SOFTWARE & COMPUTER	Mutual Funds		26,325
FIDELITY SELECT TELECOMMUNICATIONS	Mutual Funds		1,087
FIDELITY SLCT COMPUTERS	Mutual Funds		14,199
FIDELITY SLCT TECHNOLOGY	Mutual Funds		25,990
FIDELITY SLCT TECHNOLOGY	Mutual Funds		12,395
FIDELITY UTILITIES FUND NAV	Mutual Funds		6,225
FIRST AMERICAN SMALL CAP GROWTH	Mutual Funds		3,726
FIRST AMERICAN TECHNOLOGY FD	Mutual Funds		205
FIRST EAGLE GLOBAL FUND	Mutual Funds		37,903
FIRST EAGLE OVERSEAS FUND	Mutual Funds		24,143
FIRST SOURCE MONOGRAM SPECIAL EQUITY	Mutual Funds		9,228
FIRSTHAND E-COMMERCE FD	Mutual Funds		2,206
FIRSTHAND TECH INNOVATORS FD	Mutual Funds		3,354
FIRSTHAND TECH LEADERS FUND	Mutual Funds		546
FIRSTHAND TECHNOLOGY VALUE FD	Mutual Funds		21,930
FRIEDMAN BILLINGS GP NEW	Mutual Funds		24,431
GABELLI GOLD FD INC	Mutual Funds		2,463
GABELLI GROWTH FUND	Mutual Funds		12,178
GATEWAY FUND	Mutual Funds		4,452
HARBOR SMALL-CAP GROWTH FUND INV CL	Mutual Funds		3,167
HARBOR SMALL-CAP VALUE	Mutual Funds		4,180
HEALTH CARE FOCUS FUND	Mutual Funds		6,324
HENLOPEN FUND	Mutual Funds		5,575
HENNESSY CORNERSTONE GROWTH FUND	Mutual Funds		23,265
HENNESSY CORNERSTONE VALUE FD	Mutual Funds		6,241
ICON INFORMATION TECHNOLOGY FD CL A	Mutual Funds		4,951
ING INTERMEDIATE BOND FUND CL A	Mutual Funds		2,646
INST’L SLCT S&P 500 INDEX	Mutual Funds		43,095
INTERNET FUND	Mutual Funds		11,015
ISTAR FINANCIAL INC	Mutual Funds		4,744
J F CHINA REGION FUND INC	Mutual Funds		34,560
JACOB INTERNET FUND	Mutual Funds		39,098
JANUS BALANCED FUND	Mutual Funds		29
JANUS CONTRARIAN FUND	Mutual Funds		13,545
JANUS FUND	Mutual Funds		27,925
JANUS GLOBAL TECHNOLOGY FD	Mutual Funds		4,356
JANUS GROWTH & INCOME FUND	Mutual Funds		37,558
JANUS MERCURY FUND	Mutual Funds		50,541
JANUS MID CAP VALUE INV SHARES	Mutual Funds		4,312
JANUS OLYMPUS FUND	Mutual Funds		4,972
JANUS OVERSEAS FUND	Mutual Funds		26,948
JANUS TWENTY FUND	Mutual Funds		13,686
JANUS WORLDWIDE FUND	Mutual Funds		7,057
JENSEN PORTFOLIO CLASS J	Mutual Funds		5,881
JULIUS BAER INTL EQUITY FD A	Mutual Funds		4,805
LEUTHOLD CORE INVESTMENT FUND	Mutual Funds		5,193
LEXINGTON CORPORATE PPTYS TR	Mutual Funds		1,166
LOOMIS SAYLES BOND FUND	Mutual Funds		22,957
MANAGERS VALUE FUND	Mutual Funds		62,238
MARSICO 21ST CENTURY FD	Mutual Funds		5,791
MARSICO INTL OPPORTUNITIES FD	Mutual Funds		5,305
MERGER FUND	Mutual Funds		15,306
MUHLENKAMP FD	Mutual Funds		5,878
NAVELLIER AGGRESSIVE MICRO CAP	Mutual Funds		7,867
NB FOCUS FD	Mutual Funds		3,664
NEW PERSPECTIVE FUND	Mutual Funds		1,328
NEWCASTLE INVESTMENT CP	Mutual Funds		3,307
OAKMARK EQUITY INCOME FD	Mutual Funds		2,235
OAKMARK FUND	Mutual Funds		38,963
OAKMARK GLOBAL FUND CL I	Mutual Funds		13,342
OAKMARK SELECT FD	Mutual Funds		45,231
OPPENHEIMER INTL BOND FD CL A	Mutual Funds		4,122
PARNASSUS EQUITY INCOME FD	Mutual Funds		4,594
PAYDEN GROWTH & INCOME CL R	Mutual Funds		3,207
PBHG LARGE CAP GROWTH FD	Mutual Funds		3,399
PBHG TECHNOLOGY & COMMUNICATIONS FD	Mutual Funds		11,676
PIMCO CORPORATE OPPTY FD	Mutual Funds		2,440
PIMCO EMERGING MARKETS BOND FD CL D	Mutual Funds		15,942
PIMCO LOW-DURATION FUND INSTL CLASS	Mutual Funds		12,868
PIMCO RCM BIOTECHNOLOGY CL D	Mutual Funds		17,520

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including	Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
PIMCO RCM GLOBAL HEALTHCARE CLASS D	Mutual Funds		$17,379
PIMCO RCM GLOBAL TECH CL D	Mutual Funds		7,819
PIMCO RCM INNOVATION FUND CL D	Mutual Funds		18,808
PIMCO REAL RETURN FD CL D	Mutual Funds		19,427
PIMCO RENAISSANCE FUND CLASS D	Mutual Funds		28,134
PIN OAK AGGRESSIVE STOCK	Mutual Funds		2,744
PIONEER HIGH YIELD FD CL A	Mutual Funds		2,679
PRIMEWEST ENERGY TR NEW	Mutual Funds		1,442
PUTNAM GROWTH & INCOME CL A	Mutual Funds		8,643
RAINIER SMALL/MID-CAP EQUITY PORT	Mutual Funds		8,726
RED OAK TECHNOLOGY	Mutual Funds		267
ROYCE FUND PREMIER SERIES	Mutual Funds		45,765
ROYCE LOW PRICED STOCK FD	Mutual Funds		27,591
ROYCE TOTAL RETURN FD	Mutual Funds		12,310
RS DIVERSIFIED GROWTH FUND	Mutual Funds		3,575
RS EMERGING GROWTH FUND	Mutual Funds		13,214
RS GLOBAL NATURAL RESOURCES FUND	Mutual Funds		5,045
RYDEX BIOTECHNOLOGY FUND	Mutual Funds		1,212
SCHWAB 1000 FUND	Mutual Funds		53,736
SCHWAB DIVIDEND EQUITY	Mutual Funds		32,429
SCHWAB S/T BOND MARKET INDEX FUND	Mutual Funds		9,846
SCHWAB SMALL CAP INDEX SELECT	Mutual Funds		9,429
SCUDDER FLAG INVESTORS VAL BUILDERA	Mutual Funds		90,439
SCUDDER GLOBAL FUND INC	Mutual Funds		6,722
SCUDDER GREATER EUROPE	Mutual Funds		6,837
SCUDDER MICRO CAP INVESTMENT CLASS	Mutual Funds		14,008
SCUDDER SMALL CAP GROWTH INV CL	Mutual Funds		12,130
SEI EMERGING MARKETS EQUITY FD	Mutual Funds		15,966
SEI LARGE CAP GROWTH FUND CL A	Mutual Funds		40,020
SEI SMALL CAP GROWTH	Mutual Funds		17,785
SEI SMALL CAP VALUE FUND CL A	Mutual Funds		17,836
STRONG GOVERNMENT SECURITIES FUND	Mutual Funds		10,461
STRONG GROWTH FUND	Mutual Funds		4,773
STRONG MID CAP DISCIPLINED FUND	Mutual Funds		32,566
STRONG TECHNOLOGY 100 FUND	Mutual Funds		463
T ROWE PRICE BLUE CHIP GROWTH FUND	Mutual Funds		28,335
T ROWE PRICE CAPITAL APPRECIATION FD	Mutual Funds		28,066
T ROWE PRICE EQUITY INCOME FUND	Mutual Funds		40,429
T ROWE PRICE GROWTH STOCK FUND	Mutual Funds		12,217
T ROWE PRICE INTERNATIONAL BOND FUND	Mutual Funds		18,573
T ROWE PRICE INTL EUROPEAN STOCK FD	Mutual Funds		2,166
T ROWE PRICE INTL STOCK FD	Mutual Funds		28,202
T ROWE PRICE MID-CAPITAL GROWTH FUND	Mutual Funds		45,116
T ROWE PRICE NEW ASIA FUND	Mutual Funds		14,018
T ROWE PRICE NEW INCOME FUND	Mutual Funds		24,853
T ROWE PRICE SMALL CAP STOCK FUND	Mutual Funds		12,364
T ROWE PRICE SMALL-CAPITAL VALUE FD	Mutual Funds		30,351
T ROWE PRICE VALUE FUND	Mutual Funds		14,539
TECHNOLOGY FOCUS FUND	Mutual Funds		2,470
TEMPLETON EMERGING MKT FD	Mutual Funds		22,275
TEMPLETON FOREIGN FD CL A	Mutual Funds		9,976
TEMPLETON GLOBAL INCOME FD INC	Mutual Funds		44,817
TEMPLETON WORLD FD CL A	Mutual Funds		32,407
THIRD AVE REAL ESTATE VALUE FD	Mutual Funds		7,533
THOMPSON PLUMB GROWTH FUND	Mutual Funds		16,049
TORRAY FUND	Mutual Funds		19,622
TURNER MIDCAP GROWTH FUND CL I	Mutual Funds		3,543
TWEEDY BROWNE GLOBAL VALUE FUND	Mutual Funds		613
U S GLOBAL REGENT EASTERN EUROPEAN	Mutual Funds		3,217
VAN WAGONER POST VENTURE FD	Mutual Funds		1,716
VANGUARD 500 INDEX FD INVESTOR SHS	Mutual Funds		117,433
VANGUARD CONV SECS FD	Mutual Funds		46,425
VANGUARD DEVELOPMENT MKTS INDEX	Mutual Funds		38,895
VANGUARD ENERGY FUND	Mutual Funds		41,972
VANGUARD GNMA FUND INVESTOR SHS	Mutual Funds		62,823
VANGUARD GROWTH & INCOME	Mutual Funds		15,713
VANGUARD GROWTH INDEX FD	Mutual Funds		58,977
VANGUARD HEALTH CARE FUND	Mutual Funds		24,722
VANGUARD HIGH-YIELD CORPORATE FD	Mutual Funds		17,943
VANGUARD INFLATION PROTECTED SEC FD	Mutual Funds		14,055
VANGUARD INTERNATIONAL VALUE PORT	Mutual Funds		10,962
VANGUARD INTL GROWTH PORTFOLIO	Mutual Funds		2,372

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
VANGUARD LONG TERM INVESTMENT GRADE		Mutual Funds		$7,944
VANGUARD REIT INDEX FUND		Mutual Funds		81,383
VANGUARD SMALL CAP GROWTH INDEX FD		Mutual Funds		11,105
VANGUARD SMALL-CAP INDEX FUND		Mutual Funds		89,876
VANGUARD TOTAL BD MARKET INDEX FD		Mutual Funds		39,973
VANGUARD TOTAL INT’L STOCK INDEX FD		Mutual Funds		8,130
VANGUARD U S GROWTH FUND		Mutual Funds		19,248
VANGUARD VALUE INDEX FUND		Mutual Funds		43,973
VANGUARD WELLESLEY INCOME FUND		Mutual Funds		15,991
VANGUARD WELLINGTON FUND		Mutual Funds		30,408
VANGUARD WINDSOR FUND		Mutual Funds		4,440
VANGUARD WINDSOR II PORTFOLIO		Mutual Funds		11,754
WASATCH INT’L GROWTH FD		Mutual Funds		10,346
WEITZ VALUE PORTFOLIO		Mutual Funds		37,661
WELLS FARGO INTL EQUITY		Mutual Funds		739
WELLS FARGO LARGE CO GROWTH FD CL A		Mutual Funds		3,176
WHITE OAK GROWTH STOCK		Mutual Funds		104,475
WILLIAM BLAIR INTL GRWTH FD		Mutual Funds		4,554
WILSHIRE LG CO GROWTH — IVESTMNT		Mutual Funds		11,438
WIRELESS FUND		Mutual Funds		221
IBRD WORLD BK BOND	$1,000	principal amount due 1/27/05		1,003
US TREASURY STRIP	$15,000	principal amount due 11/15/06		14,178
US TREASURY STRIP	$12,000	principal amount due 11/15/07		10,943
US TREASURY STRIP	$12,000	principal amount due 11/15/08		10,505
US TREASURY STRIP	$12,000	principal amount due 11/15/09		10,081
US TREASURY STRIP	$12,000	principal amount due 11/15/10		9,616
US TREASURY STRIP	$12,000	principal amount due 11/15/11		9,106
US TREASURY STRIP	$12,000	principal amount due 11/15/12		8,646
US TREASURY STRIP	$12,000	principal amount due 11/15/13		8,192
FORD MTR CR CO	$1,000	principal amount due 12/08/05		1,030
US TREASURY STRIP	$12,000	principal amount due 2/01/06		9,718
US TREASURY STRIP	$15,000	principal amount due 2/15/07		14,063
US TREASURY STRIP	$12,000	principal amount due 2/15/08		10,849
US TREASURY STRIP	$12,000	principal amount due 2/15/09		10,393
US TREASURY STRIP	$12,000	principal amount due 2/15/10		9,937
US TREASURY STRIP	$12,000	principal amount due 2/15/11		9,446
US TREASURY STRIP	$12,000	principal amount due 2/15/12		8,983
US TREASURY STRIP	$12,000	principal amount due 5/15/07		11,149
US TREASURY STRIP	$12,000	principal amount due 5/15/08		10,729
US TREASURY STRIP	$12,000	principal amount due 5/15/09		10,285
US TREASURY STRIP	$12,000	principal amount due 5/15/10		9,851
US TREASURY STRIP	$12,000	principal amount due 5/15/11		9,336
US TREASURY STRIP	$12,000	principal amount due 5/15/12		8,867
US TREASURY STRIP	$12,000	principal amount due 5/15/13		8,419
US TREASURY STRIP	$12,000	principal amount due 8/15/07		11,040
US TREASURY STRIP	$12,000	principal amount due 8/15/08		10,633
US TREASURY STRIP	$12,000	principal amount due 8/15/09		10,172
FORD MTR CRDT	$1,000	principal amount due 8/15/10		1,024
U S TREAS STRIP	$12,000	principal amount due 8/15/10		8,530
U S TREAS STRIP	$12,000	principal amount due 8/15/10		8,083
US TREASURY STRIP	$12,000	principal amount due 8/15/11		9,215
US TREASURY STRIP	$12,000	principal amount due 8/15/12		8,756
US TREASURY STRIP	$12,000	principal amount due 8/15/13		8,303
1/100 BERKSHIRE HTWY CL A	100	shares of common stock		87,900
1ST STATE BANCORP INC	104	shares of common stock		3,004
AARON RENTS INC	500	shares of common stock		12,500
ABBOTT LABORATORIES	275	shares of common stock		12,829
ABIOMED INC	43	shares of common stock		664
AEGIS ASSESSMENTS INC	475	shares of common stock		974
AES CORP	1,900	shares of common stock		25,973
AGERE SYSTEMS INC CL A	34	shares of common stock		47
AGERE SYSTEMS INC CL B	1,063	shares of common stock		1,435
AGRIUM INC	300	shares of common stock		5,055
AIR PRODS & CHEMS INC	400	shares of common stock		23,211
ALLIANCE CAP MGMT HLDG LP	25	shares of common stock		1,050
ALLIED CAP CORP NEW	97	shares of common stock		2,502
ALLSTATE CORP	237	shares of common stock		12,250
ALNYLAM PHARMACEUTICALS	600	shares of common stock		4,482
ALVARION LTD	286	shares of common stock		3,792
AMAZON COM INC	305	shares of common stock		13,508
AMCORE FINANCIAL INC	506	shares of common stock		16,267
AMERICAN EXPRESS CO	31	shares of common stock		1,757

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
AMERICAN INTERNATIONAL GROUP	3,311	shares of common stock		$217,434
AMERICAN SKIING CORP	1,830	shares of common stock		1,135
AMERIRESOURCE TECH NEW	1	shares of common stock		0
AMGEN INCORPORATED	160	shares of common stock		10,264
AMR CORP DEL	75	shares of common stock		821
AMSOUTH BANCORPORATION	3	shares of common stock		68
ANDRX GROUP	30	shares of common stock		655
ANHEUSER BUSCH CO INC	52	shares of common stock		2,635
ANNALY MTG MGMT INC	1,433	shares of common stock		28,121
ANTIGENICS INC DEL	700	shares of common stock		7,084
APACHE CORP	400	shares of common stock		20,228
APPLE COMPUTER INC	300	shares of common stock		19,320
APPLIED DIGITAL SOLU NEW	300	shares of common stock		2,025
APPLIED MATERIALS INC	904	shares of common stock		15,458
ARADIGM CORP	900	shares of common stock		1,557
ARCH CAP GROUP LTD NEW F	200	shares of common stock		7,740
ARCHER DANIELS MIDLAND CO	30	shares of common stock		669
ARIBA INC NEW	37	shares of common stock		614
ARM HLDGS PLC ADR	100	shares of common stock		618
ASCENTIAL SOFTWARE NEW	250	shares of common stock		4,078
ASTEC INDS INC	25	shares of common stock		430
AT & T CORP NEW	673	shares of common stock		12,819
ATHEROGENICS INC	500	shares of common stock		11,780
ATMEL CORP	2,000	shares of common stock		7,840
AU OPTRONICS CORP ADR	500	shares of common stock		7,160
AUCTION MILLS INC	3,380	shares of common stock		608
AUCXIS CORP	200	shares of common stock		1
AUDIOVOX CP CL A	100	shares of common stock		1,578
AVAYA INC	75	shares of common stock		1,290
AVON RUBBER PLC ORD	1,000	shares of common stock		3,888
B M C SOFTWARE INC	400	shares of common stock		7,440
BALLARD POWER SYSTEMS F	190	shares of common stock		1,288
BANK OF AMERICA CORP	108	shares of common stock		5,082
BARNES & NOBLE	200	shares of common stock		6,454
BAYER A G SPONSORED ADR	350	shares of common stock		11,893
BB&T CORPORATION	1,815	shares of common stock		76,329
BELLSOUTH CORP	100	shares of common stock		2,779
BENTLEY PHARMACEUTICALS INC	100	shares of common stock		1,075
BERKLEY W R CORP	230	shares of common stock		10,860
BERKSHIRE HATHAWAY CL B	20	shares of common stock		58,720
BHP BILLITON LTD ADR	700	shares of common stock		16,814
BIOMET	1,000	shares of common stock		43,390
BIOMIRA INC	100	shares of common stock		241
BIOPURE CORPORATION CL A	500	shares of common stock		295
BIOSANTE PHARMA INC NEW	500	shares of common stock		2,740
BJ’S WHOLESALE CLUB INC	50	shares of common stock		1,457
BOOTS & COOTS INTL NEW	1,500	shares of common stock		1,365
BOSTON SCIENTIFIC CORP	30	shares of common stock		1,067
BOTTOMLINE TECH INC.	200	shares of common stock		2,892
BP PLC ADR	101	shares of common stock		5,881
BRISTOL-MYERS SQUIBB CO	797	shares of common stock		20,408
BROADVISION INC NEW	6	shares of common stock		17
BROOKS AUTOMATION NEW	31	shares of common stock		534
BRUKER BIOSCIENCES CORP	600	shares of common stock		2,418
BUILDING MATLS HLDG CORP	865	shares of common stock		33,121
C A C I INC CL A	407	shares of common stock		27,729
C M G I INC	3,362	shares of common stock		8,573
CAL DIVE INTL INC	100	shares of common stock		4,075
CALLON PETE CO DEL	400	shares of common stock		5,784
CANDELA CORP	2,000	shares of common stock		22,720
CARDIODYNAMICS INTL CORP	125	shares of common stock		646
CELESTICA INC	1,570	shares of common stock		22,153
CELL GENESYS INC	5,400	shares of common stock		43,740
CENDANT CORPORATION	1,350	shares of common stock		31,563
CENTRAL FD CDA LTD	1,000	shares of common stock		5,470
CENTRAL PKG CORP	25	shares of common stock		379
CEPHALON INC	50	shares of common stock		2,544
CHARTER COMMUNICATIONS	300	shares of common stock		672
CHEETAH OIL & GAS LTD	300	shares of common stock		2,391
CHESAPEAKE ENERGY CORPORATION	250	shares of common stock		4,125
CHINA MOBILITY SOLUTIONS	333	shares of common stock		157
CHIPMOS TECH BERMUDA	2,500	shares of common stock		15,925

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
CHROMAVISION MED SYS INC	150	shares of common stock		$324
CHUBB CORP	0	shares of common stock		37
CIENA CORP	600	shares of common stock		2,004
CINERGY CORP	1,000	shares of common stock		41,630
CIRRUS LOGIC	250	shares of common stock		1,378
CISCO SYSTEM INC	5,379	shares of common stock		103,922
CITIGROUP INC	1,369	shares of common stock		65,954
CITRIX SYSTEMS	1,524	shares of common stock		37,277
CLEAR CHANNEL COMMUN	500	shares of common stock		16,745
COCA COLA COMPANY	58	shares of common stock		2,427
COEUR D ALENE MINES CP	1,700	shares of common stock		6,681
COGNIZANT TECH SOL CL A	727	shares of common stock		30,774
COMCAST CORP NEW CL A	205	shares of common stock		6,822
COMCAST CP NEW CL A SPL	500	shares of common stock		16,420
COMDISCO HOLDING CO RTS	150	shares of common stock		50
COMPUTER ASSOC INTL INC	100	shares of common stock		3,106
COMPUTRZD THERML IMAGING	2,100	shares of common stock		226
CONAGRA FOODS INC	10	shares of common stock		295
CONEXANT SYSTEMS INC	100	shares of common stock		199
CONOCOPHILLIPS	227	shares of common stock		19,686
CONTINENTAL AIRLINES CLASS B	1,000	shares of common stock		13,540
CONVERGYS CORP	200	shares of common stock		2,998
COOPER TIRE & RUBR CO	2,300	shares of common stock		49,565
COPPER MTN NETWORKS NEW	40	shares of common stock		109
CORNERSTONE INTERNET SOLUTIONS CO	2,230	shares of common stock		3
CORNING INC	1,334	shares of common stock		15,704
CORRECTIONS CP AMER NEW	400	shares of common stock		16,180
COSTCO WHSL CORP NEW	100	shares of common stock		4,841
COVAD COMMUN GROUP INC	20,225	shares of common stock		43,484
CREE INC	754	shares of common stock		30,220
CRESUD SACIF YA SP ADR	400	shares of common stock		5,960
DALRADA FINANCIAL CORP	75	shares of common stock		0
DANKA BUSINESS SYSTEMS	2,000	shares of common stock		6,320
DAUPHIN TECHNOLOGY INC	750	shares of common stock		150
DEERE & CO	35	shares of common stock		2,638
DELL INC	4,899	shares of common stock		206,444
DELTA & PINE LAND CO	630	shares of common stock		17,186
DELTATHREE COM	200	shares of common stock		664
DEVON ENERGY CP NEW	150	shares of common stock		5,838
DIAGEO PLC	60	shares of common stock		3,473
DIGENE CORP	150	shares of common stock		3,923
DISNEY WALT HLDG CO	747	shares of common stock		20,756
DISPLAY TECHNOLOGIES INC	5,000	shares of common stock		5
DOLLAR GEN CORP	855	shares of common stock		17,750
DOW CHEM CO	421	shares of common stock		20,828
DUKE ENERGY CORPORATION	1,200	shares of common stock		30,396
E DIGITAL CORP	5,000	shares of common stock		1,650
E M C CORP MASS	2,582	shares of common stock		38,394
E MOBILE INFO TECH INC	50,000	shares of common stock		3,500
E4L INC	345	shares of common stock		0
EARTHLINK INC	800	shares of common stock		9,216
EBAY INC	1,576	shares of common stock		183,352
ECHELON CORP	1,620	shares of common stock		13,673
ELAN CORP PLC SPON ADR	980	shares of common stock		26,705
ELECTROGLAS	400	shares of common stock		1,884
ENCANA CORPORATION	200	shares of common stock		11,412
ENERGY CONV DEVICES INC	200	shares of common stock		3,864
ENERGY TRANSFER PARTNERS	100	shares of common stock		5,920
ENGELHARD CORP	3,000	shares of common stock		92,010
ENRON CORP	1,400	shares of common stock		49
ENTERASYS NETWORKS INC	200	shares of common stock		360
ERICSSON TEL ADR B NEW	418	shares of common stock		13,163
E-TRADE FINANCIAL CORP	7,100	shares of common stock		106,145
EVOLVING SYSTEM INC	2,000	shares of common stock		8,980
EXTREME NETWORKS INC	600	shares of common stock		3,930
EXXON MOBIL CORPORATION	636	shares of common stock		32,603
FANNIE MAE	100	shares of common stock		7,121
FAR EAST ENERGY CORP	8,000	shares of common stock		9,760
FELLOWS ENERGY LTD	500	shares of common stock		480
FIRST HEALTH GROUP CORP	900	shares of common stock		16,839
FLEXTRONICS INTL LTD	400	shares of common stock		5,528
FORD MOTOR COMPANY NEW	310	shares of common stock		4,539

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
FOREST OIL CORP NEW	200	shares of common stock		$6,344
FOUNTAIN PWR BOAT INDS INC	2,000	shares of common stock		10,890
FREESCALE SEMICONDUCTOR CL B	22	shares of common stock		404
FUELCELL ENERGY INC	635	shares of common stock		6,287
GALLAGHER ARTHUR J & CO	216	shares of common stock		7,006
GARMIN LTD	489	shares of common stock		29,751
GATEWAY INC	1,500	shares of common stock		9,015
GEMSTAR TV GUIDE INTL	300	shares of common stock		1,776
GENELABS TECHNOLOGIES INC	400	shares of common stock		480
GENERAL ELECTRIC COMPANY	3,379	shares of common stock		123,348
GENERAL MAGIC INC NEW	311	shares of common stock		0
GENERAL MOTORS CORP	60	shares of common stock		2,404
GENTA INC NEW	400	shares of common stock		704
GILLETTE CO	205	shares of common stock		9,190
GLOBALSTAR TELECOM ORD	50	shares of common stock		0
GOLDCORP INC NEW	3,000	shares of common stock		45,120
GOLDCREST RESOURCES LTD	14,000	shares of common stock		3,973
GOLDEN STAR RES LTD CDA	2,000	shares of common stock		8,020
GOLDMAN SACHS GROUP INC	400	shares of common stock		41,616
GOODYEAR TIRE & RUBR CO	1,400	shares of common stock		20,524
GOODYS FAMILY CLOTHING	10	shares of common stock		91
GOREMOTE INTERNET COMMUN	35	shares of common stock		73
GRAFTECH INTERNATIONAL	80	shares of common stock		757
GRANITE CONSTR INC	225	shares of common stock		5,985
GREEN DOLPHIN SYSTEMS	1,000	shares of common stock		50
GREY WOLF INC	500	shares of common stock		2,635
HALLIBURTON CO HLDG CO	216	shares of common stock		8,475
HARLEY DAVIDSON	400	shares of common stock		24,300
HARMONIC INC	2,000	shares of common stock		16,680
HARRIS & HARRIS	1,000	shares of common stock		16,380
HEADWATERS INC	400	shares of common stock		11,400
HEALTHSOUTH REHABILITATION CORP	5,000	shares of common stock		31,400
HEALTHTRAC INC	400	shares of common stock		10
HEIDRICK & STRUGGLES INTL INC	300	shares of common stock		10,281
HELMERICH & PAYNE INC	50	shares of common stock		1,702
HERSHEY FOODS CORP	121	shares of common stock		6,721
HEWLETT-PACKARD COMPANY	867	shares of common stock		18,175
HOME DEPOT INC	1,001	shares of common stock		42,776
HOUSE2HOME INC	2,250	shares of common stock		0
HUMAN GENOME SCIENCES	50	shares of common stock		601
HYPERCOM CORP	100	shares of common stock		592
I D BIOMEDICAL CORP	600	shares of common stock		8,970
I T C DELTACOM INC NEW	17	shares of common stock		29
IAC INTERACTIVECORP	200	shares of common stock		5,524
IDENTIX INC	650	shares of common stock		4,797
IMAGING DIAGNOSTIC SYS	21,000	shares of common stock		8,820
IMMUNE RESPONSE CORP NEW	59	shares of common stock		95
INFOSPACE INC NEW	110	shares of common stock		5,231
INTEL CORP	6,661	shares of common stock		155,796
INTELLISYNC CORP	5,000	shares of common stock		10,200
INTERIORS INCCL A	25,709	shares of common stock		3
INTERPHARM HOLDINGS INC	1,000	shares of common stock		2,450
INTL BUSINESS MACHINES	2,336	shares of common stock		230,322
INTL GAME TECHNOLOGY	2,000	shares of common stock		68,760
INTL SHIPHOLDING CORP	1,800	shares of common stock		26,820
IOMEGA CORP NEW	120	shares of common stock		665
ISCO INTERNATIONAL INC	53,770	shares of common stock		19,357
ISHARES TR	750	shares of common stock		56,438
ISHARES TR RUSSELL 3000	990	shares of common stock		68,459
ISIS PHARMACEUTICALS	600	shares of common stock		3,540
IVANHOE MINES LTD	700	shares of common stock		5,033
J P MORGAN CHASE & CO	571	shares of common stock		22,279
JDS UNIPHASE CORPORATION	12,673	shares of common stock		40,173
JOHNSON & JOHNSON	596	shares of common stock		37,790
JOS A BANK CLOTHIERS INC	187	shares of common stock		5,292
JUNIPER NETWORKS INC	380	shares of common stock		10,332
KEYSPAN CORP	106	shares of common stock		4,194
KNIGHT TRADING GROUP	300	shares of common stock		3,285
KRAFT FOODS INC	107	shares of common stock		3,798
KRISPY KREME DOUGHNUTS INC	800	shares of common stock		10,080
LABOR READY INC NEW	650	shares of common stock		10,998
LABORATORY CP OF AMER HLDG NEW	400	shares of common stock		19,928

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
LEHMAN BROS HLDGS INC	50	shares of common stock		$4,387
LEVEL 3 COMMUNICATIONS INC	1,500	shares of common stock		5,085
LIBERTY MEDIA NEW SER A	1,000	shares of common stock		10,980
LILLY ELI & COMPANY	100	shares of common stock		5,675
LIMITED INC	117	shares of common stock		2,695
LINK ENERGY LLC	26	shares of common stock		2
LINK ENERGY LLC 08 WTS	67	shares of common stock		0
LITHIUM TECH CORP NEW	1,000	shares of common stock		330
LOWES COMPANIES	225	shares of common stock		12,958
LSI LOGIC CORP	100	shares of common stock		548
LUBRIZOL CORP	1,000	shares of common stock		36,860
LUCENT TECHNOLOGIES INC	12,281	shares of common stock		46,177
LUMINEX CORP DEL	3,600	shares of common stock		31,968
M D U RESOURCES GROUP INC	353	shares of common stock		9,418
MACROMEDIA	25	shares of common stock		778
MARAKAND MINERALS ORD	20,000	shares of common stock		7,872
MARCHFIRST INC	170	shares of common stock		0
MARSH & MCLENNAN COS INC	234	shares of common stock		7,699
MARTHA STEWART LVNG OMNI	330	shares of common stock		9,577
MARVEL ENTERPRISES INC	230	shares of common stock		4,710
MARVELL TECH GROUP LTD	100	shares of common stock		3,547
MATRITECH INC	100	shares of common stock		106
MATRIX SVC CO	1,500	shares of common stock		12,090
MATTEL INCORPORATED	210	shares of common stock		4,085
MB FINANCIAL INC NEW	505	shares of common stock		21,288
MBNA CORP	200	shares of common stock		5,638
MCAFEE INC	10	shares of common stock		289
MCDATA CORPORATION CL A	43	shares of common stock		256
MCDONALDS CORP	141	shares of common stock		4,511
MEADOWBROOK INS GROUP	103	shares of common stock		515
MEDCOHEALTH SOLUTIONS	40	shares of common stock		1,664
MEDTRONIC INC	41	shares of common stock		2,031
MERCK & CO INC	1,973	shares of common stock		63,403
MERRILL LYNCH & CO INC	400	shares of common stock		23,908
METRICOM INC NEW	200	shares of common stock		1
METROPOLITAN HEALTH NETWORKS INC	2,000	shares of common stock		5,660
MICROAGE INC	1,000	shares of common stock		0
MICRON TECHNOLOGY INC	200	shares of common stock		2,470
MICROSOFT CORP	7,255	shares of common stock		193,843
MICROSTRATEGY INC A NEW	10	shares of common stock		603
MICROVISION INC WA	1,000	shares of common stock		7,000
MILACRON INC	352	shares of common stock		1,193
MILLENNIUM CELL INC	750	shares of common stock		960
MINDSPEED TECHNOLOGY INC	33	shares of common stock		92
MINE SAFETY APPLIANCE CO	20	shares of common stock		1,014
MITSUBISHI TOKYO ADR	500	shares of common stock		5,110
MITTAL STEEL NV A NY CO	250	shares of common stock		9,663
MOBILE TELESYSTEMS ADR	200	shares of common stock		27,702
MONSANTO CO NEW DEL	1,000	shares of common stock		55,550
MOTOROLA INCORPORATED	200	shares of common stock		3,440
MPHASE TECH INC	100	shares of common stock		32
MYLAN LABS INC	78	shares of common stock		1,379
NABI BIOPHARMACEUTICALS	50	shares of common stock		733
NAM TAI ELECTRS INC	220	shares of common stock		4,235
NATIONAL CITY CORP	500	shares of common stock		18,775
NATL SCIENTIFIC CORP	250	shares of common stock		15
NEOFORMA INC	2	shares of common stock		15
NEOWARE SYS INC	3,000	shares of common stock		27,930
NET2PHONE INC	4,000	shares of common stock		13,600
NETCURRENTS INFO SVCS	2,000	shares of common stock		6
NETWORK APPLIANCE INC	140	shares of common stock		4,651
NEW CENTURY FINL CP NEW	300	shares of common stock		19,173
NEWMONT MINING CORP	100	shares of common stock		4,441
NEXTEL COMMUNICATIONS A	250	shares of common stock		7,503
NITROMED	100	shares of common stock		2,665
NOKIA CORP SPON ADR F	2,075	shares of common stock		32,515
NORTEL NETWORKS CP NEW F	1,665	shares of common stock		5,778
NORTH AMERN DATACOM INC	1,000	shares of common stock		0
NORTHPOINT COMMUN HLDGS	1,800	shares of common stock		1
NOVELL INC	1,100	shares of common stock		7,425
OAKWOOD HOMES CORP NEW	200	shares of common stock		10
ONLINE RES & COMM CORP	20,000	shares of common stock		150,600

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
ORACLE CORPORATION	3,875	shares of common stock		$53,165
OXUS GOLD PLC WEF ORD	200,000	shares of common stock		208,300
P D C INNOVATIVE IND NEW	100	shares of common stock		4
P M A CAPITAL CORP CL A	1,000	shares of common stock		10,350
PACIFIC CONTINENTAL CORP	10,452	shares of common stock		164,614
PALMONE INC	76	shares of common stock		2,398
PALMSOURCE INC	21	shares of common stock		268
PARADYNE NETWORKS INC	50	shares of common stock		180
PARAMETRIC TECHNOLOGY CP	1,200	shares of common stock		7,068
PAYCHEX INC	501	shares of common stock		17,087
PAYLESS CASHWAYS INC NEW	2,000	shares of common stock		3
PCCW LIMITED NEW ORD	180	shares of common stock		114
PEOPLESOFT INC	100	shares of common stock		2,649
PEPSI BOTTLING GROUP INC	24	shares of common stock		655
PEPSICO INC	247	shares of common stock		12,877
PFIZER INCORPORATED	4,267	shares of common stock		114,751
PINNACLE WEST CAP CORP	350	shares of common stock		15,544
PIPER JAFFRAY COS NEW	1	shares of common stock		48
PLATINUM UNDERWRITERS	900	shares of common stock		27,990
PLUG POWER INC	1,350	shares of common stock		8,249
POLYCOM	1,350	shares of common stock		31,482
PORTAL SOFTWARE INC NEW	800	shares of common stock		2,096
PPG INDS INC	360	shares of common stock		24,558
PROCTER & GAMBLE CO	64	shares of common stock		3,529
PROXIM CORP NEW	15	shares of common stock		61
QUALCOMM INC	1,007	shares of common stock		42,683
QUIKSILVER INC	500	shares of common stock		14,895
R L I CORP	207	shares of common stock		8,595
RAMBUS INC DEL	484	shares of common stock		11,132
RAMTRON INTL CORP NEW	2,500	shares of common stock		10,000
RAYTHEON COMPANY NEW	323	shares of common stock		12,547
REALNETWORKS INC	100	shares of common stock		662
REDHAT INC	735	shares of common stock		9,812
RELIANCE GROUP HLDGS INC	34,200	shares of common stock		44
REPUBLIC BANCORP INC	5,803	shares of common stock		88,677
RESIN SYSTEMS INC	900	shares of common stock		617
RF MICRO DEVICES INC	200	shares of common stock		1,368
RIGHTNOW TECHNOLOGIES	500	shares of common stock		8,075
RITE AID CORPORATION	100	shares of common stock		366
RIVERSTONE NETWORKS INC	102	shares of common stock		109
ROCKWELL COLLINS INC	9	shares of common stock		355
ROCKWELL INTL CORP NEW	9	shares of common stock		446
ROFIN-SINAR TECHNOLOGIES	200	shares of common stock		8,490
ROHM & HAAS CO	40	shares of common stock		1,769
ROWAN COMPANIES	720	shares of common stock		18,648
RUBY MINING CO NEW	1,000	shares of common stock		400
S1 CORPORATION	382	shares of common stock		3,457
SAFECO CORP	310	shares of common stock		16,194
SAFEGUARD SCIENTIFIC INC	1,000	shares of common stock		2,120
SAFEWAY	94	shares of common stock		1,856
SANDISK CORP	534	shares of common stock		13,334
SANGUINE CORP	4,000	shares of common stock		1,080
SAUCONY INC CL B	40	shares of common stock		1,082
SCANSOFT INC	6,000	shares of common stock		25,140
SCHEIN HENRY INC	62	shares of common stock		4,318
SCHERING PLOUGH CORP	347	shares of common stock		7,245
SCHLUMBERGER LTD	360	shares of common stock		24,116
SCIENTIFIC ATLANTA INC	175	shares of common stock		5,777
SCIENTIFIC GAMES CP CL A	200	shares of common stock		4,768
SCOR ADR	1,080	shares of common stock		2,041
SCOTTISH ANNUITY & LIFE HLDG	500	shares of common stock		12,950
SERVICE CORP INTL	2,000	shares of common stock		14,900
SEVEN SEAS PETE NEW	2,000	shares of common stock		3
SHELDAHL CO	300	shares of common stock		0
SHIP FINANCE INTL	210	shares of common stock		4,309
SIEBEL SYSTEMS INC	100	shares of common stock		1,049
SIGNATURE LEISURE INC	105,000	shares of common stock		840
SILICON GRAPHICS	1,000	shares of common stock		1,730
SILICON STORAGE TECH	530	shares of common stock		3,154
SIMTEK CORP	4,000	shares of common stock		2,400
SIRIUS SATELLITE RADIO	2,919	shares of common stock		22,243
SOLECTRON CORP DEL	2,500	shares of common stock		13,325

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
similar party	maturity date, rate of interest, collateral,
	par, or maturity value
SONICBLUE INC	700	shares of common stock		$1
SONY CORP ADR	100	shares of common stock		3,896
SOUTH JERSEY INDS INC	45	shares of common stock		2,365
SOUTHERN STATES PWR NEW	133	shares of common stock		0
SOUTHWEST AIRLS CO	1,309	shares of common stock		21,313
SOUTHWESTERN ENERGY CO	521	shares of common stock		26,409
ST JOE CORPORATION	1,469	shares of common stock		94,310
ST PAUL TRAVELERS COS	56	shares of common stock		2,079
STAPLES INC	38	shares of common stock		1,281
STARBUCKS CORP	250	shares of common stock		15,590
STEEL DYNAMICS INC	97	shares of common stock		3,674
STEWART ENTERPRISES CLASS A	200	shares of common stock		1,398
STORAGE TECH CORP	120	shares of common stock		3,793
STRYKER CORP	400	shares of common stock		19,300
SUBURBAN PROPANE PRT L P	120	shares of common stock		4,171
SUN MICROSYSTEMS INC	15,857	shares of common stock		85,469
SUNRISE ASSISTED LIVING INC	500	shares of common stock		23,180
SUNTRUST BANKS INC	200	shares of common stock		14,776
SUPERCONDUCTOR TECH	1,000	shares of common stock		1,390
SUREBEAM CORP	600	shares of common stock		4
SYKES ENTERPRISES INC	6,580	shares of common stock		45,731
SYMANTEC CORP	1,070	shares of common stock		27,563
SYMBOL TECHNOLOGIES INC	750	shares of common stock		12,975
SYNGENTA AG ADR	200	shares of common stock		4,270
SYNTEL INC	2,000	shares of common stock		35,080
SYNTROLEUM CORP	1,200	shares of common stock		9,636
T J X COS INC	102	shares of common stock		2,572
T V AZTECA S A ADR	1,000	shares of common stock		10,280
TARGET CORPORATION	307	shares of common stock		15,920
TASER INTERNATIONAL INC	1,050	shares of common stock		33,233
TEEKAY SHIPPING CP M I F	400	shares of common stock		16,844
TELETECH HOLDINGS	1,000	shares of common stock		9,690
TELULAR CORP	15,000	shares of common stock		127,650
TESSERA TECHNOLOGIES	400	shares of common stock		14,884
TEVA PHARMACEUTICAL INDUSTRIES	150	shares of common stock		4,479
TEXAS INSTRUMENTS INC	181	shares of common stock		4,463
THE CHARLES SCHWAB CORP	300	shares of common stock		3,588
TIANRONG BLDG MAT HLDGS	1,000	shares of common stock		10
TIDEWATER INC/CITIZEN CERTIFICATES	500	shares of common stock		17,805
TIME WARNER INC	2,175	shares of common stock		42,304
TIVO INC	100	shares of common stock		587
TOP TANKERS INC	100	shares of common stock		1,625
TRANSOCEAN SEDCO FOREX F	720	shares of common stock		30,521
TRANSWITCH CORP	1,000	shares of common stock		1,540
TRC COS INC	105	shares of common stock		1,785
TRENWICK GROUP LTD	700	shares of common stock		4
TRIAD HOSPITALS INC	10	shares of common stock		372
TRIPATH IMAGING INC	1,000	shares of common stock		8,970
TRUSTCO BANK CORP N Y	449	shares of common stock		6,192
TYCO INTL LTD NEW	938	shares of common stock		33,535
U S A FLORAL PRODS INC	400	shares of common stock		1
UAL CORP	300	shares of common stock		390
UNICAPITAL CORP	2,000	shares of common stock		0
UNITED INDL CORP	733	shares of common stock		28,396
UNITED PARCEL SERVICE B	263	shares of common stock		22,462
UNITED TECHNOLOGIES CORP	106	shares of common stock		10,931
UNITEDGLOBALCOM INC CL A	1,000	shares of common stock		9,660
UNIVERSAL DISPLAY CORP	100	shares of common stock		900
UNOVA INC	500	shares of common stock		12,645
US BANCORP DEL NEW	100	shares of common stock		3,132
US LEC CORPCL A	2,100	shares of common stock		6,678
USINTERNETWORKING INC	450	shares of common stock		1
VALERO ENERGY CORP NEW	613	shares of common stock		27,834
VARIAN MED SYS	800	shares of common stock		34,592
VAXGEN INC	100	shares of common stock		1,700
VERISIGN INC	1,470	shares of common stock		49,392
VERTICALNET INC NEW	3	shares of common stock		5
VESTA INS GROUP	216	shares of common stock		796
VIACOM INC NON VTG CL B	500	shares of common stock		18,195
VIALINK COMPANY	200	shares of common stock		10
VIE FINANCIAL GROUP NEW	30	shares of common stock		3
VISHAY INTERTECHNOLOGY	400	shares of common stock		6,008

WILLIS NORTH AMERICA INC.
FINANCIAL SECURITY PARTNERSHIP PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

	Identity of issue, borrower, lessor or	Description of investment including		Cost**	Current value
	similar party	maturity date, rate of interest, collateral,
		par, or maturity value
	VISUAL NETWORKS INC	100	shares of common stock		$ 348
	WACHOVIA CORP NEW	167	shares of common stock		8,784
	WAL-MART STORES INC	682	shares of common stock		36,032
	WEBMD CORP	85	shares of common stock		694
	WELLPOINT INC	88	shares of common stock		10,120
	WELLS FARGO & CO NEW	250	shares of common stock		15,538
	WESTERN WATER CO	1,000	shares of common stock		50
	WESTPOINT STEVENS	201	shares of common stock		4
	WHEATON RIVER MIN LTD	3,750	shares of common stock		12,225
	WILLIAMS CO. INC.	1,085	shares of common stock		17,671
*	WILLIS GROUP HOLDINGS	1,784	shares of common stock		73,447
	XEROX CORP	200	shares of common stock		3,402
	XM SATELLITE RADIO HLDGS	1,025	shares of common stock		38,561
	YAHOO! INC	48	shares of common stock		1,809
	ZIMMER HOLDINGS INC	18	shares of common stock		1,442
	ZIXIT CORP	20	shares of common stock		103
	SEMPRA ENERGY 8.5% PFD	2,000	shares of preferred stock		62,240
	ISHARES MSCI AUS IDX FDF	500	units of investment trusts		8,350
	ISHARES MSCI JPN IDX FDF	2,000	units of investment trusts		21,840
	ISHARES RUSSELL MIDCAP INDEX FD	500	units of investment trusts		39,665
	ISHARES TR RUSSELL 2000	425	units of investment trusts		55,038
	ISHARES TRUST INDEX FUND	350	units of investment trusts		19,415
	NASDAQ 100 SHARES	1,640	units of investment trusts		65,480
	SPDR TRUST UNIT SERIES 1	806	units of investment trusts		97,417
	VANGUARD EXTENDED MKT FD	64	units of investment trusts		5,300
	VANGUARD TOTAL STOCK MKT	119	units of investment trusts		14,048

*	PARTICIPANT LOANS RECEIVABLE		Participant notes receivable bearing interest ranging from 5% to 10.5% and maturity dates ranging from January 1, 2005 to December 31, 2019		4,048,075

					$ 257,385,690

*	Indicates party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.